Exhibit 1

Rio de Janeiro, August 31, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM)

Attn.: Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

            Mr. Guilherme Rocha Lopes

Manager of Company Monitoring – 2

Ref.: Official Letter No. 300/2016/CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter 300/2016/CVM/SEP/GEA-2 (“Official Letter”), which copy is herein attached, in which Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) was asked to provide clarifications regarding the news item published on August 30, 2016 in the newspaper O Globo, with the title “List of Oi’s creditors surpasses 66,000”, Oi explains the following.

The Company clarifies that it had already informed its shareholders and the market, in a Notice to the Market dated July 18, 2016, in response to Official Letter 252/2016-CVM/SEP/GEA-2 concerning news about the amount of the Company’s debt, that it was reviewing potential invoices that had not been processed as of June 20, the date of filing for the request for the Oi Companies’ judicial reorganization, in order to update the complete list of creditor of the Oi Companies.

In that Notice to the Market, the Company further disclosed, that due to the fact that its review had not yet been completed, it was not possible for the Company to disclose the updated value of its indebtedness, and that the Oi companies would present the updated list of creditors in due course to the 7th Corporate Court of the City and State of Rio de Janeiro, where Oi’s judicial reorganization proceeding is underway.

Upon analysis of the news item cited in the Official Letter, the Company does not have any new relevant information to disclose. In fact, the Company’s statement cited in the news item merely corrected wrong information disclosed in the press with regard to the total number of creditors on the list of creditors presented in the Oi’s Companies’ judicial reorganization. Such number, which is not of any relevance, had not been disclosed by Oi. In fact, what is relevant in the list of creditors is the corresponding value of the debt, to which Oi gave ample publicity and which even the news article indicated was not altered. Such statement, sent only to Valor Pro and the newspaper O Globo, merely clarifies that the number of creditors disclosed in the list of creditors did not increase by five times the original number disclosed, given that the number  of creditors increased from 51,830 to 66,705 creditors.

Finally, Oi clarifies that in the course of a regulated company’s business it is natural and common for the company to participate in institutional activities and hold meetings with government regulators. Oi confirms that its representative and representatives of the Brazilian Ministry of Science, Technology, Innovation and Communication met in order to discuss matters with regards to its regulated activity and the Brazilian telecommunications market.

Oi reiterates its commitment to keeping its shareholders and the market informed about the topics discussed herein and makes itself available to the CVM for further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 300/2016/CVM/SEP/GEA-2

Rio de Janeiro, August 30, 2016.

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425, 8th floor—Leblon

22430-190—Rio de Janeiro, RJ

Tel.: (21) 3131-2918   Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for clarifications about news

            Dear Sir,

  We refer to the news published on August 30, 2016 in the newspaper O Globo, titled “List of Oi’s creditors surpasses 66,000,” in which the following statements are made:

List of Oi’s creditors surpasses 66 thousand

The list of Oi’s creditors increased from an estimated 51,830 to 66,705, among physical persons, suppliers of various sizes and Financial Institutions, according to a statement disclosed yesterday by the company. It is an increase of 28%. In judicial reorganization since the end of June, the Rio-based telecom is approximately R$65 billion in debt.

According to GLOBO’s sources in late June, when Oi filed the request for reorganization before the Court of Justice of Rio de Janeiro (TJ-RJ), the list of creditors was initially estimated to be more than 13,000.

AMOUNT OF DEBT DOES NOT CHANGE MUCH

The variation in the list of creditors is seen as natural, according to sources. This is because when Oi filed the request for judicial reorganization, many of the suppliers’ invoices had not yet been recorded by the operator.

—The variation occurs because there is time gap between the moment the business issues an invoice and the moment that request for payment reaches the company. But, what is more important is that the amount of debt does not significantly differ—said a source.

The proceeding for Oi’s judicial reorganization is underway at the 7th Corporate Court of the City and State of Rio de Janeiro. Yesterday, the law firm Galdino, Coelho, Mendes, which represents Société Mondiale, which has the businessman Nelson Tanure on its investment committee, requested that the Court not cancel the Extraordinary General Shareholders’ Meeting, scheduled for September 8, which will vote on the substitution of members of Oi’s Board of Directors that were nominated by Portugal Telecom’s former controlling entity, currently named Pharol.

COMMITMENT TO RECOVERY

The Ministry of Science, Technology, Innovation and Communication (Ministério da Ciência, Tecnologia, Inovação e Comunicações—MCTIC), made assurances yesterday that it will take action against the consolidation of the Brazilian telecommunications market into only two groups, given Oi’s financial situation, and that it foresees the possibility that at least three major telecoms will compete in the country.

According to the MCTIC, a set of measures involving the adoption of the new Telecommunications Law by Congress (Bill 3,453, which is underway in the House of Representatives), the revision of the regulations of the National Telecommunications Agency (Agência Nacional de Telecomunicações—ANATEL) and the result of Oi’s judicial reorganization “should allow the maintenance of at least three major groups of telecommunications services providers in Brazil, capable of competing effectively with each other, which is the minimum recommended in order to maintain effective competition for the benefit of the users, and with the legal security to continue attracting domestic and foreign investment.

Incumbent Minister Gilberto Kassab met yesterday morning with Oi’s CEO Marco Schroeder and the Institutional Affairs Officer, Carlos Eduardo Monteiro de Moraes Medeiros, and Roberto Blos, Regulatory and Industry Policy Officer.

Through a statement, the ministry acknowledged that, in almost half of the municipalities of the country, the flow of fixed-network telecommunications traffic occurs exclusively through Oi. The government reaffirms its expectation that the company emerge from judicial reorganization in the best position possible.

  With respect to the above, we request your response as to the veracity of the information contained in the news articles, and, if confirmed, an explanation for why this matter was not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002. The Company should also address the underlined passage in the article, given that Oi S.A. did not disclose such statement on the IPE System on Empresas.NET.
  Such statement should include a copy of this Official Letter and be sent to the IPE System, category: “Notice to the Market,” type: “Clarifications about CVM/BOVESPA Consultations,” subject: “News Disclosed in the Media.”
  We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading, any material act or fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.
  We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market, material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted to trading.
   Please note that as ordered by the Superintendency of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/1976, and Article 9 of CVM Instruction No. 452/2007, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice, within the period of 1 (one) business day from the date of knowledge of the content of this letter, now sent by e-mail.

Sincerely,

Document signed electronically by Guilherme Rocha Lopes, Gerente, on August 30, 2016, at 6:12 p.m., in accordance with art. 1, III, "b", of Law 11,419/200